September 7, 2018

Christopher D. Kastner
Chief Financial Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, Virginia 23607

       Re: Huntington Ingalls Industries, Inc.
           Form 10-K for the Year Ended December 31, 2017
           File No. 001-34910

Dear Mr. Kastner:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure